UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817 and 333-220015) and on Form F-3 (Registration No. 333-219614 and 333-212432).

On December 13, 2017, Cellect Biotechnology Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (“Extraordinary Meeting”) at which the Company’s ordinary shareholders and ADS holders passed all agenda items as originally proposed, as described further in Exhibit 99.1 to the Company’s Form 6-K furnished by the Company to the Securities and Exchange Commission on November 28, 2017.

In connection with the Extraordinary Meeting, David Braun was elected as a director until the next annual general meeting of the Company and Ruhama Avraham was elected as an external director for a three-year term ending December 12, 2020. Ms. Avraham will additionally serve on the Company’s audit committee and compensation committee.

Biographies of Mr. Braun and Ms. Avraham are set forth below:

David Braun has nearly 20 years of experience spanning across various roles in research and development, operations, business management, merger and acquisition integrations and organizational transformation. Since 2015, Mr. Braun has been the Head of Medical Device Business at Merck KGaA Group. From 2011 to 2015, Mr. Braun was Director of Global Research and Development and Operations at Newell Brands. Prior to that from 2008 to 2011, he was the Vice President in Research and Development and Operations at Biosafe. Mr. Braun has also held various positions in project management and system engineering. He received his Master of Science in applied physics and electro-optical engineering in 1997 at the National High School of Physics of Strasbourg, and has participated in Executive leadership and general management programs at IMD and at the Harvard Business School.

Ruhama Avraham, is a former member of the Knesset with a distinguished political career. Since 2013, Ms. Avraham has been providing strategic support and consulting to enterprises and organizations such as Manufacturers Association of Israel, Bank Hapoalim, Giza Singer Even Ltd., Coca Cola and Skylock, Nefesh B’nefesh and World ORT. Since 2017, Ms. Avraham serves as external director of Minrav Holdings Ltd. and Canada’s Sky Line and was previously an external director of B. Yair Building Corp. Prior to that after her election to the Knesset, from 2003 to 2013, Ms. Avraham served in various political and governmental roles in Israel including Minister of Tourism, Acting Minister of the Interior, Deputy Knesset Speaker and Member of Knesset as the Opposition Chairwoman, Member of the Financial Committee and Member of the Foreign Affairs and Defense Committee. She received her bachelor’s degree in social science from Bar-Ilan University, and an MBA in Organizational Management and HR Management from the Peres Academic Center.

In connection with the election of the new directors, each of Mr. Braun and Ms. Avraham were granted 150,000 options to purchase 150,000 ordinary shares (represented by 7,500 ADSs) according to the following terms: (i) the exercise price per option shall be NIS 1.437; (ii) the options shall vest over a four-year period with 25% of the options vesting on December 12, 2018 and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The vesting shall accelerate in a change of control event. The options shall expire 10 years from the date of issuance and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Option Plan (the “Plan”).

Additionally, Yuval Berman, an external director of the Company, was granted 78,000 options to purchase 78,000 ordinary shares (represented by 3,900 ADSs) according to the following terms: (i) the exercise price per option shall be NIS 1.437; (ii) the options shall vest over a four-year period with 25% of the options vesting on February 28, 2017 and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The vesting shall accelerate in a change of control event. The options shall expire 10 years from the date of issuance and all other terms and conditions thereof not specified herein shall be as set forth in the Plan.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

Date: December 14, 2017	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Title: Chief Financial Officer

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